PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY

March 2, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 21 Filed January 25, 2021 Response dated January 25, 2021 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 23, 2021, relating to the Company’s Post-Qualification Amendment No. 21 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on January 25, 2021 (“Post-Qualification Amendment No. 21”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 22 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 22”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 21 filed on January 25, 2021), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 22.

Securities and Exchange Commission

March 2, 2021

Response dated January 25, 2021

General

1.	We note your response to prior comment 2. Please provide additional analysis under Howey and other relevant authority with regard to any Series in which My Racehorse CA LLC leases only a portion of the asset and a third party manages the asset on a day to day basis (e.g., Monomy Girl and Got Stormy). Please provide similar analysis with regard to any Series in which My Racehorse CA LLC leases 100% of the asset and a third party manages the asset on a day to day basis (e.g., His Glory and Altea). In your response, please analyze whether, under relevant authority, the profits under each such Racing Lease may be considered to be derived from the efforts of the third-party manager (or any other third party).

In response to the Staff’s comment, the Company provides below the requested additional analysis under Howey and other relevant authority with regard to Series in which My Racehorse CA LLC leases either 100% or only a portion of the asset and a third party manages the asset on a day to day basis. The Company continues to hold the position that such lease agreements are not “investment securities” as defined in Section 3(a)(2) of the Investment Company Act based on the below analysis.

As a threshold matter, however, and as further proof of the Company’s effective control over the assets underlying the Series in question, the Company has amended each of the lease agreements (Monomoy Girl, Got Stormy, His Glory, Social Dilemma, Motion Emotion, Bohemian Bourbon and Altea) to appoint the Company as racing manager of the assets under each of the lease agreements. The Company believes that this change in structure should alleviate any further concerns of the Commission under Howey and other relevant authority with regards to the aforementioned Series.

As for the additional analysis, as the Company indicated in its prior response to comment 2, the Company has a significant role in increasing the value of a Series, including as it relates to Racing Leases. As with Co-Ownership structures, the Company still conducts significant due diligence prior to the decision to lease a horse or horses that serve as the Underlying Asset(s) of such a Series, including extensive analysis on pedigree, athletic abilities often including the purchase of data that includes stride analysis, heart scans, speed ratings, conformation, and earnings opportunities, which is shown to have a significant determining factor on the ultimate success of the Series. This due diligence analysis as it relates to Racing Leases is simply more focused on the racing attributes of such horse or horses as opposed to a full picture of the breeding prospects and long-term value of such asset that takes place in the co-ownership context. As it relates to the racing manager, although the Company may delegate the management to a separate racing manager, the purpose of such delegation is often due to convenience or administrative reasons (e.g. managing vendors, logistics, administrative headaches, etc.) and not a delegation of effective control of the asset. This is evidenced by the Company retaining the ability to terminate the Manager at any time along with other “major decision rights” previously described in the Company’s response to prior comment 2. This position is further supported by the Company’s recent action of replacing the current racing managers and the parties appointing the Company as racing manager of the lease Series mentioned above. The Company did not place the significance that the Commission has placed on the role of racing manager because of the effective control that it retains and the practical reality that the Company is heavily involved in the day-to-day decision-making of such lease ventures to the point that they still are in effective control of such ventures. The syndicate partners can still add value to the lease venture in advisory or other roles without the Company having to delegate the additional administrative burdens to them as well.

Securities and Exchange Commission

March 2, 2021

The Company will continue to assess the roles that third-parties play in its Series and in light of the Commission’s views on the significance of this role within the lease structure but does reiterate that, even in lease situations, the Company is still extremely actively involved with the day-to-day operations and decision-making related to a horse including, but not limited to where the horse goes through the breaking process, training, and ultimately where the horse races whether or not it is designated as racing manager. As leading experts in stable management, the Company works directly with the trainers, racing secretaries, and veterinarians in determining the most optimal path forward. The Company has staff in every major market to ensure it is as closely connected to each horse as possible in lease arrangements just as much if not more than its existing co-ownership structures due to the shorter time window for racing success presented by such lease structure. The Company only engages with connections in the industry that have been vetted and approved by the My Racehorse team of subject matter experts. Additionally, the Company only engaged in joint ventures with partners that allow it to have a direct role in the venture, including managerial control and major decision rights. The Company believes that this level of depth and breadth in stable management is best in class in the racing and thoroughbred business and ensures even when the Company holds a lease interest, the Company’s advice, knowledge and expertise is heavily influenced in decisioning and the removal and major decision rights supports the significance of that influence. In its 3+ years of operation, the Company has been consulted on and agreed with each material decision of a third-party racing manager. This shows the level of control and oversight of the Company even in situations where it has delegated to third-party managers.

Accordingly, when the above facts are viewed in light of Howey and other relevant authority, the Company believes that the role of a third-party manager is not significant enough to have such Series be deemed “investment securities” as defined in Section 3(a)(2) of the Investment Company Act. Specifically, applying the Williamson test (Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981)) to the fact pattern above, none of the three factors are met here. First, as shown by the Company’s ability to remove the racing manager and appoint itself as manager, there is clearly power held by the Company beyond that of a limited partnership. Second, as shown by the Company’s extensive racehorse industry experience, the Company is plainly experienced and knowledgeable in the business affairs of horse racing such that it is fully capable of intelligently exercising its partnership or venture powers. Lastly, again, as shown by the Company’s ability to replace the racing manager and successfully exercise those powers itself (which it has done as racing manager on numerous prior Series), the Company is not so dependent on the “unique entrepreneurial or managerial ability” of the previous third-party managers to obtain profits from these lease ventures. As with any joint venture, the Company choose partners due to certain attributes that add value to such venture, but a quick look at the historical operating history of the Company illustrates that the Company has a wide array of business arrangements in the horse racing industry, including many Series it manages directly. Likewise, the Company’s role in the racing lease scenario is “a significant one despite the management contract” as the court in Fargo Partners v. Dain Corp., 540 F.2d 912 (8th Cir. 1976) affirmed due to the Company’s ongoing, daily involvement in the Series (and as further supported by its ongoing racing manager role for the specific Series in question). Lastly, the Company’s role is more significant than that of the franchisee in Mr. Steak, Inc. v. River City Steak, Inc., 460 F.2d 666 (10th Cir. 1972) whereby the court ruled that a security was not present when the franchisee in River City Steak played an active, if severely circumscribed, role in the conduct of the restaurant and delegated effective day-to-day control to Mr. Steak, the franchisor. Here, the Company previously delegated day-to-day operations to the racing manager but retained effective control and possesses the expertise to generate profits for the business venture itself without such third-party managers as shown by its decision to serve as racing manager of all such Series moving forward. In the future, however, the Company does believe that it should be able to retain the business discretion to delegate day-to-day operational management to third-parties in racing lease structures while retaining effective control without running afoul of the securities laws.

***

Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 22 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:           Michael Behrens, My Racehorse CA LLC